Functional Brands Inc.

6400 SW Rosewood Street

Lake Oswego, OR 97035

February 14, 2025

Gary Newberry

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Gary Newberry, Vanessa Robertson, Daniel Crawford and Laura Crotty

Re:	Functional Brands Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed February 13, 2025
File No. 333-284180

Ladies and Gentlemen:

By letter dated February 13, 2025, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Functional Brands Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment No. 5 to Registration Statement on Form S-1 filed February 13, 2025. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.

Amendment No. 5 to Registration Statement on Form S-1 Filed February 13, 2025

Signatures, page II-5

1. Please amend your registration statement to include the signatures of your principal accounting officer and the majority of the board of directors, as required by Form S-1.

Response: The company has revised the registration statement to address the Staff’s comment.

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Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Eric Gripentrog
Eric Gripentrog
Chief Executive Officer
Functional Brands Inc.
6400 SW Rosewood Street
Lake Oswego, OR 97035